Exhibit 1

VUANCE LTD.
14 Shenkar Street, 3rd Floor
Hertzliya Pituach, Israel
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MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 8, 2011

Following are the minutes of the Annual General Meeting (the "Meeting") of the shareholders of Vuance Ltd. (the "Company") held at the Company’s offices at 14 Shenkar Street, 3rd Floor, Hertzliya Pituach, Israel, on December 8, 2011 at 4:00 p.m. (Israel time).

Attendees

The number of shares present at the meeting (whether in person or by proxy): 6,228,862 shares constituting 51.8% of the voting power of the Company as of November 2, 2011 (the record date).

Ms. Tsviya Trabelsi, as chairman of the board of directors was appointed chairman of the meeting.

The following resolutions were adopted:

ITEM 1 – Appointment of independent public accountants

To appoint Fahn Kanne & Co., as the Company's independent public accountant  for the fiscal year 2011, and to authorize the Company's Audit Committee to fix the remuneration of such independent public accountant in accordance with the volume and nature of their services.

The total number of shares voted in relation to this resolution was 6,228,862.

6,227,502 votes were cast in favor of the resolution, constituting 99.98% of the total number of shares voted. 1,360 votes were cast against the resolution and no votes were cast as abstentions. Item 1 was therefore approved.

ITEM 2 –Election of (non-"External") directors

To approve the election of Mrs. Tsviya Trabelsi and Mr. Arie Trabelsi, Menachem Mirski and David Mimon to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders.

The total number of shares voted in relation to this resolution was 6,228,862.

6,216,102 votes were cast in favor of the resolution, constituting  99.80% of the total number of shares voted. 12,760 votes were cast against the resolution and no votes were cast as abstentions. Item 2 was therefore approved.

ITEM 3 – Election of an "External Director"

To approve the election of Mr. Avi Ayash to the Board of Directors of the Company, to serve as an “external director” for a three-year term upon the fixed remuneration terms provided under applicable law.

The total number of shares voted in relation to this resolution was 6,228,862.

6,227,432 votes were cast in favor of the resolution, constituting 99.98% of the total number of shares voted. 1,430 votes were cast against the resolution and no votes were cast as abstentions.

Section 239 of the Israel Companies Law 5759-1999 (the "Companies Law") stipulates that an external director shall be appointed if the shareholder majority conforms to at least one of the following two conditions:

(i)
the majority vote for the proposal must include a majority vote of those voting shareholders (other than abstentions) who are neither (a) controlling shareholders, nor (b) shareholders with a Personal Interest (as defined in the Companies Law, but in this case excluding a Personal Interest that is derived other than from a connection with a controlling shareholder), OR

(ii)	the total number of votes cast against such appointment by voting shareholders who are not controlling shareholders is less than two percent (2%) of the total voting rights of the Company.

The 1,430 votes that were cast against the appointment were cast by non-controlling shareholders and constitute less than two percent (2%) of the total voting rights of the Company. Item 3 was therefore approved.

Company Audited Consolidated Financial Statements

At the Meeting, the shareholders had an opportunity to review, ask questions and comment on the Company's Audited Consolidated Financial Statements for 2010.

There being no further business, the meeting was adjourned.

/s/ Tsvyia Trabelsi Tsviya Trabelsi Chairman of the Board of Directors